UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Altisource Portfolio Solutions S.A.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

L0175J104
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons William C. Erbey (“Mr. Erbey”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 5,739,961 (1)
		8.	Shared Voting Power 547,511 (2)
		9.	Sole Dispositive Power 5,739,961 (1)
		10.	Shared Dispositive Power 547,511 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,287,472 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%*
14.	Type of Reporting Person (See Instructions) IN
____________
(1)	Includes (a) 287,472 shares of common stock held directly and (b) 5,452,489 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) of which Mr. Erbey, the Frederiksted Trust, a U.S. Virgin Islands trust (the “Trust”), and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding” and, together with Mr. Erbey, Salt Pond and the Trust, the “Reporting Persons”) are members. Erbey Holding is wholly owned by Mr. Erbey. Mr. Erbey, John Erbey (Mr. Erbey’s brother), and Salt Pond are co-trustees of the Trust. Mr. Erbey, the Trust and Erbey Holding each may be deemed to beneficially own the 5,452,489 shares of common stock held by Salt Pond.
(2)	Shares of common stock held by Mr. Erbey’s spouse, E. Elaine Erbey (“Mrs. Erbey”).
(3)	Includes (a) 287,472 shares of common stock held directly; (b) 547,511 shares of common stock held by Mrs. Erbey and (c) 5,452,489 shares of common stock held by Salt Pond.

1.	Names of Reporting Persons E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 547,511 (4)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 547,511 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,511 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.98%*
14.	Type of Reporting Person (See Instructions) IN
____________
(4)	Shares held directly by Mrs. Erbey.

1.	Names of Reporting Persons Frederiksted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (5)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.7%*
14.	Type of Reporting Person (See Instructions) OO
____________
(5)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (6)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.7%*
14.	Type of Reporting Person (See Instructions) CO
____________
(6)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (7)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.7%*
14.	Type of Reporting Person (See Instructions) OO
____________
(7)	Shares held directly by Salt Pond Holdings, LLC.
*	The ownership percentage for each Reporting Person is based upon 18,349,451 shares outstanding as of July 15, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2016.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), Mrs. Erbey, FF Plaza Limited Partnership (“FF Plaza”), Delaware Permanent Corporation (“Delaware Permanent”) and Erbey Holding with the Securities and Exchange Commission on November 1, 2011 (as amended by Amendment No. 1 originally filed on January 16, 2015, Amendment No. 2 originally filed on March 4, 2015, Amendment No. 3 originally filed on March 6, 2015 and Amendment No. 4 originally filed on April 12, 2016 (“Amendment No. 4”), the “Schedule 13D”).  This Amendment No. 5 reflects a change to the reporting entities comprising the Reporting Persons and a disposition of beneficial ownership of securities in an amount exceeding one percent.  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons.  Since the filing of Amendment No. 4, (i) Mr. Erbey sold 500,000 shares of common stock held by Salt Pond, (ii) Mr. Erbey exercised his stock option to purchase 800,000 shares of common stock and his stock option to purchase 34,274 shares of common stock and (iii) Mr. Erbey gifted 547,511 shares of common stock to his spouse, Mrs. Erbey, who is now a reporting person.
Item 1. Security and Issuer.
The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”).  The principal executive offices of the Issuer are located at 40, avenue Monterey, L-2163 Luxembourg City, Grand Duchy of Luxembourg.
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
(a) This Amendment No. 5 is filed jointly by each of the Reporting Persons.  E. Elaine Erbey is Mr. Erbey’s spouse. The trustees of the Trust are Mr. Erbey, Mr. John Erbey and Salt Pond.  The members of Salt Pond are Mr. Erbey, Erbey Holding and the Trust.  Erbey Holding is wholly-owned by Mr. Erbey.
(b) Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Salt Pond, a U.S. Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of the Trust, a U.S. Virgin Islands trust, is P.O. Box 25437, Christiansted, Virgin Islands 00824.
(c) As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services (the “Consent Order”).  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time.  Erbey Holding is a holding company for the investment of securities.  Mrs. Erbey is Chief

Financial Officer of Salt Pond.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.  The Trust is an irrevocable non-grantor trust.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f) Mr. and Mrs. Erbey are U.S. citizens.
Item 5.  Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 18,349,451 shares of Common Stock outstanding as of July 15, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2016.
(b) The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.
(c) Transactions within past 60 days as of the beginning of business on August 8, 2016:
Date	Reporting Person	Transaction	Number of Shares	Price per Share
7/26/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	47,198	$24.342532
7/26/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	2,200	$24.252727
7/27/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	25,000	$24.048487
7/27/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	79,684	$24.019867

7/27/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	20,316	$24.261494
7/28/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	70,486	$23.803341
7/28/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	135,193	$24.095281
7/28/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	25,808	$24.48687
7/28/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	5,683	$25.038602
7/28/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	200	$25.255
7/29/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	31,090	$23.501803
8/1/2016	Salt Pond Holdings, LLC	Disposition of Common Stock	57,142	$23.809968
8/2/2016	William C. Erbey	Stock Option Exercise	800,000	$9.14
8/2/2016	William C. Erbey	Receipt of Common Stock upon Stock Option Exercise	800,000	$9.14
8/2/2016	William C. Erbey	Stock Option Exercise	34,274	$13.58
8/2/2016	William C. Erbey	Receipt of Common Stock upon Stock Option Exercise	34,274	$13.58
8/2/2016	William C. Erbey	Gift of Common Stock to Mrs. Erbey	500,000	$0

8/2/2016	E. Elaine Erbey	Receipt of Gift of Common Stock from William C. Erbey	500,000	$0
8/8/2016	William C. Erbey	Gift of Common Stock to Mrs. Erbey	47,511	$0
8/8/2016	E. Elaine Erbey	Receipt of Gift of Common Stock from William C. Erbey	47,511	$0

(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Exhibit Number	Description
99.1	Joint Filing Agreement, dated August 8, 2016, by and among William C. Erbey, E. Elaine Erbey, Frederiksted Trust, Erbey Holding Corporation and Salt Pond Holdings, LLC.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2016	/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Frederiksted Trust

	By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

	By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

	By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By: Name: William C. Erbey
Title: President

Erbey Holding Corporation

	By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President

Salt Pond Holdings, LLC

	By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President